UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Preliminary Operating Results for Fiscal Year 2016

On February 9, 2017, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2016. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by our independent auditors and are subject to change.

1.	Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2016	3Q 2016	% Change Increase (Decrease) (Q to Q)	4Q 2015	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	6,089,154	6,868,982	(11.35)	4,609,307	32.11
	Cumulative	25,355,835	19,266,681	—	22,233,276	14.04
Net operating profit (loss)	Specified Quarter	(337,432)	721,435	**	346,009	**
	Cumulative	1,676,948	2,014,380	—	1,821,134	(7.92)
Profit before income tax	Specified Quarter	396,638	761,857	(47.94)	429,990	(7.76)
	Cumulative	2,628,655	2,232,017	—	2,164,695	21.43
Profit for the period	Specified Quarter	463,146	577,417	(19.79)	351,701	31.69
	Cumulative	2,190,180	1,727,034	—	1,727,306	26.80
Profit attributable to shareholders of the parent company	Specified Quarter	453,931	564,446	(19.58)	347,125	30.77
	Cumulative	2,143,744	1,689,813	—	1,698,318	26.23

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.
**	Recorded a loss in the current period compared to a profit in the previous period.

2.	Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2016	3Q 2016	% Change Increase (Decrease) (Q to Q)	4Q 2015	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	3,231,557	5,309,256	(39.13)	3,268,372	(1.13)
	Cumulative	17,866,478	14,634,921	—	16,367,176	9.16
Net operating profit (loss)	Specified Quarter	(289,935)	547,551	**	233,047	**
	Cumulative	1,189,331	1,479,266	—	1,179,981	0.79
Profit (Loss) before income tax	Specified Quarter	(264,427)	560,226	**	195,752	**
	Cumulative	1,256,257	1,520,684	—	1,381,229	(9.05)
Profit (Loss) for the period	Specified Quarter	(200,698)	421,768	**	143,434	**
	Cumulative	964,256	1,164,954	—	1,107,238	(12.91)
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	(200,698)	421,768	**	143,434	**
	Cumulative	964,256	1,164,954	—	1,107,238	(12.91)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.
**	Recorded a loss in the current period compared to a profit in the previous period.

3.	Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)*

(Won in millions, %)		4Q 2016	3Q 2016	% Change Increase (Decrease) (Q to Q)	4Q 2015	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,089,107	1,124,252	(3.13)	545,418	99.68
	Cumulative	4,520,155	3,431,048	—	4,267,218	5.93
Net operating profit	Specified Quarter	(73,087)	44,298	**	63,657	**
	Cumulative	21,583	94,670	—	297,582	(92.75)
Profit (Loss) before income tax	Specified Quarter	(67,377)	48,567	**	65,375	**
	Cumulative	29,745	97,122	—	308,171	(90.35)
Profit (Loss) for the period	Specified Quarter	(72,563)	36,242	**	91,223	**
	Cumulative	(430)	72,132	—	279,552	**
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	(72,563)	36,242	**	91,223	**
	Cumulative	(430)	72,132	—	279,552	**

*	Represents preliminary operating results of KB Securities, the surviving entity following the merger of KB Investment & Securities Co., Ltd. and Hyundai Securities Co., Ltd. on December 30, 2016.
**	Recorded a loss in the current period compared to a profit in the previous period.

Declaration of Cash Dividends by KB Financial Group

On February 9, 2017, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW1,250 per common share (total dividend amount: KRW497,968,501,250), subject to shareholder approval. The record date is December 31, 2016, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group, which is expected to be held on March 24, 2017.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders and the results of the audit by our independent auditors.

The total number of common shares that are eligible for payment of dividends is 398,374,801 shares.

Declaration of Cash Dividends by KB Kookmin Bank

On February 9, 2017, the board of directors of KB Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW889 per common share (total dividend amount: KRW359,493,034,124), subject to shareholder approval. The record date is December 31, 2016, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 23, 2017. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of Kookmin Bank and the results of the audit of Kookmin Bank by its independent auditors.

Report of Change in Revenue or Profit of More than 15% (KB Financial Group)

On February 9, 2017, KB Financial Group reported changes in its revenue and profit as described below.

Key Details			(Won in thousands, %)
	FY 2016	FY 2015	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue*	25,355,834,829	22,233,275,689	3,122,559,140	14.04
- Net operating profit	1,676,947,513	1,821,133,543	(144,186,030)	(7.92)
- Profit before income tax	2,628,655,021	2,164,695,234	463,959,787	21.43
- Profit for the period	2,190,180,112	1,727,305,523	462,874,589	26.80
Other Financial Data
- Total assets	375,664,325,239	329,065,467,352
- Total liabilities	344,412,253,435	300,162,746,414
- Total equity	31,252,071,804	28,902,720,938
- Capital stock	2,090,557,685	1,931,758,465
- Total equity / capital stock ratio (%)	1,494.92%	1,496.19%

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
-	The increase in profit was primarily due to (i) a decrease in provision for credit losses attributable to an improvement in asset quality and (ii) recognition of gains on bargain purchase from business combination.
-	The preliminary figures presented above are based on K-IFRS and are currently being audited by our independent auditors and are subject to change.

Report of Change in Revenue or Profit of More than 15% (KB Securities)

On February 9, 2017, KB Securities reported changes in its revenue and profit as described below.

Key Details			(Won in thousands, %)
	FY 2016	FY 2015	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	4,520,154,979	4,267,218,296	252,936,683	5.93
- Net operating profit	21,582,810	297,581,565	(275,998,755)	(92.75)
- Profit before income tax	29,745,117	308,171,148	(278,426,031)	(90.35)
- Profit (Loss) for the period	(430,267)	279,551,517	(279,981,784)	*
Other Financial Data
- Total assets	32,372,607,058	23,779,133,233
- Total liabilities	28,237,759,950	20,477,158,998
- Total equity	4,134,847,108	3,301,974,235
- Capital stock	1,493,102,120	1,183,062,650
- Total equity / capital stock ratio (%)	276.9%	279.1%

*	Recorded a loss in the current period compared to a profit in the previous period.
-	The above figures represent preliminary operating results of KB Securities, the surviving entity following the merger of KB Investment & Securities Co., Ltd. and Hyundai Securities Co., Ltd. on December 30, 2016.
-	The decrease in profit was primarily due to (i) a decrease in net operating profit attributable to decreases in brokerage commissions and trading income and (ii) a decrease in revenue attributable to adjustments made to the derivatives valuation model following the merger between Hyundai Securities Co., Ltd. and KB Investment & Securities Co., Ltd.
-	The preliminary figures presented above are based on K-IFRS and are currently being audited by our independent auditors and are subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 9, 2017	By:	/s/ Jae Keun Lee
(Signature)
Name: Jae Keun Lee
Title: Managing Director and Chief Financial Officer